Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-228027 and 333-228027-01
Toyota Auto Finance Receivables LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Toyota Auto Finance Receivables LLC has filed with the SEC for more complete information about Toyota Auto Finance Receivables LLC, Toyota Auto Receivables 2019-A Owner Trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Toyota Auto Finance Receivables LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-649-6848.
Free Writing Prospectus dated January 31, 2019

$1,250,000,000(1)
Toyota Auto Receivables 2019-A Owner Trust
Issuing Entity
Toyota Auto Finance Receivables LLC
Depositor
Toyota Motor Credit Corporation
Sponsor, Administrator and Servicer
The depositor has prepared a preliminary prospectus January 31, 2019, which describes the notes issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the notes.
Ratings
It is a condition to the issuance of the Class A-2a Notes, the Class A-2b Notes, the Class A-3 Notes and the Class A-4 Notes that they receive at least the indicated ratings from S&P Global Ratings (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s” and, together with S&P, the “rating agencies”) listed below.  The depositor expects that the Class A-1 Notes and the Class B Notes will receive the indicated ratings listed below.
	Moody’s	S&P
Class A-1 Notes	Aaa(sf)	AAA (sf)
Class A-2a Notes	Aaa (sf)	AAA (sf)
Class A-2b Notes	Aaa (sf)	AAA (sf)
Class A-3 Notes	Aaa (sf)	AAA (sf)
Class A-4 Notes	Aaa (sf)	AAA (sf)
Class B Notes	A1 (sf)	AA+ (sf)
________________
(1)
Represents the aggregate initial principal amount of the notes if the aggregate initial principal amount of the notes is $1,250,000,000.  The aggregate initial principal amount of the notes may be $1,750,000,000.

A security rating is not a recommendation to buy, sell or hold notes.  The ratings of the notes address the likelihood of the payment of principal and interest on the notes according to their terms.  Each rating agency rating the notes will monitor the ratings using its normal surveillance procedures.  Any rating agency may change or withdraw an assigned rating at any time.  If this happens, no person or entity will be obligated to provide any additional credit enhancement for the notes.  Any rating action taken by one rating agency may not necessarily be taken by the other rating agency.
None of the sponsor, the depositor, the servicer, the administrator, the indenture trustee, the owner trustee, the asset representations reviewer or any of their respective affiliates will be required to monitor any changes to the ratings of the notes.
Joint Bookrunners
MUFG	SMBC Nikko	SOCIETE GENERALE
Co-Managers
BMO Capital Markets	Fifth Third Securities	Loop Capital Markets